Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

March 13, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on March 11, 2008, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated March 11, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
March 13, 2008	Name:	Wan Feng
	Title:	President and Executive Director

EXHIBIT 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (the “Company”) (Stock code: 02628)

NOTICE OF BOARD MEETING

The Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) hereby announces that a Board meeting will be held on Tuesday, 25 March, 2008 for the purpose of considering and approving the final results of the Company for the year ended 31 December, 2007 and the recommendation of a final dividend, if any, and transacting any other business.

By Order of the Board of China Life Insurance Company Limited Heng Kwoo Seng Company Secretary

Hong Kong, 11 March, 2008

As at the date of this announcement, the board of directors of the Company comprises of:

Executive directors: Yang Chao, Wan Feng

Non-executive directors: Shi Guoqing, Zhuang Zuojin

Independent non-executive directors: Long Yongtu, Sun Shuyi, Ma Yongwei,

                                                             Chau Tak Hay, Cai Rang, Ngai Wai Fung